September 23, 2025

Scott Stofferahn
Chief Financial Officer
Golden Growers Cooperative
1002 Main Avenue West, Suite 5
West Fargo, ND 58078

        Re: Golden Growers Cooperative
            Form 10-K for the Year Ended December 31, 2024
            File No. 000-53957
Dear Scott Stofferahn:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services